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                               September 21, 2022

       Stanley Wang
       Chief Financial Officer
       Malacca Straits Acquisition Co Ltd
       Unit 601-2 St George's Bldg
       2 Ice House Street
       Central, Hong Kong

                                                        Re: Malacca Straits
Acquisition Co Ltd
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed on March 31,
2022
                                                            Form 10-Q for the
period ended June 30, 2022
                                                            Filed on August 18,
2022
                                                            File No. 001-39383

       Dear Mr. Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for period ended June 30, 2022

       Part II.
       Item 1A. Risk Factors
       We may not be able to complete an initial Business Combination with a U.S. target company..., page 28

   1. Please expand this risk factor in future filings to reflect the facts that are relevant to the risk discussed so
shareholders have the necessary context to assess the risk. For instance, we note it appears that
your sponsor, an indirect member of your sponsor, and the
                                                        individual identified
to have voting and investment control over the shares held by the sponsor, are based in
Hong Kong.
 Stanley Wang
FirstName LastNameStanley
Malacca Straits Acquisition CoWang
                                Ltd
Comapany 21,
September NameMalacca
               2022       Straits Acquisition Co Ltd
September
Page 2    21, 2022 Page 2
FirstName LastName
Form 10-K for the year ended December 31, 2021

Item 1. Business, page 1

2. We note that your principal executive offices are located in Hong Kong and that the sponsor, an indirect member of the sponsor, and Mr. Ng, the individual with voting and investment control over the shares held by the sponsor, appear to be based in Hong Kong.
         Further, it appears a majority of your executive officers and/or directors are located in or have significant ties to Hong Kong. Please disclose this prominently in the introduction to the business section. Your disclosure also should describe the legal and operational risks associated with being based in China or Hong Kong. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, has or may impact the company s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
Foreign
         Companies Accountable Act and related regulations will affect your company. Provide a cross-reference to your detailed discussion of risks facing the company and the offering.
3. Please disclose the risks that being based in China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China or Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China or
         Hong Kong can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Please revise to disclose in the introduction to your Business section that the location of the company, sponsor and executives may make you a less attractive partner to a non-
         China-based target company, which may therefore limit the pool of acquisition candidates.
5. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such
 Stanley Wang
FirstName LastNameStanley
Malacca Straits Acquisition CoWang
                                Ltd
Comapany 21,
September NameMalacca
               2022       Straits Acquisition Co Ltd
September
Page 3    21, 2022 Page 3
FirstName LastName
         permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Provide a clear description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date and quantify the amounts where applicable.
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.
Item 1A. Risk Factors, page 19

8. Please add Risk Factor disclosure regarding the Holding Foreign Companies Accountable
         Act. In addition, please disclose that the United States Senate has passed the Accelerating
         Holding Foreign Companies Accountable Act, which, if enacted, would decrease the
         number of    noninspection years    from three years to two years, and
thus, would reduce
         the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
11. Please revise to include disclosure addressing any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact
 Stanley Wang
Malacca Straits Acquisition Co Ltd
September 21, 2022
Page 4
         PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
General

12. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor and your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China or Hong Kong, lack of reciprocity and treaties, and cost and time constraints.
         Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at 202-551-3625 with any other questions.



FirstName LastNameStanley Wang                                  Sincerely,
Comapany NameMalacca Straits Acquisition Co Ltd
                                                                Division of
Corporation Finance
September 21, 2022 Page 4                                       Office of Real
Estate & Construction
FirstName LastName